

.05%*

*Investments over $50,000. Rate as of 1/5/15; see fordcredit.com/FIA for current rates for all investment amounts (minimum $1,000).

MORE REASONS TO **INVEST**

Dear Ford Shareholder,

With the ups and downs of today's market, it's great to find an investment offering competitive interest rates and easy access to your funds. Which is why we'd like to share an investment opportunity with you – Ford Interest Advantage.

Ford Interest Advantage is a direct investment with Ford Credit. As a complement to your current portfolio, Ford Interest Advantage offers these benefits:

- **Unlimited check writing and free online transfers**
- **Investments that are redeemable by you at any time**
- **Convenient online management, eStatements and mobile alerts**

If you're already a Ford Interest Advantage investor, thank you. If not, enrolling is easy, and investments start at just $1,000.

How to start your investment
Visit fordcredit.com/FIA to read our prospectus. Then, download our online enrollment form, complete, sign and mail using the enclosed prepaid envelope. You can also call 1-800-462-2614 to receive an enrollment package or if you have any questions regarding Ford Interest Advantage.

We look forward to helping with your future investments in Ford Interest Advantage.

Sincerely,

Josh D. Schave
Manager, Ford Interest Advantage

Visit fordcredit.com/FIA or call 1-800-462-2614 to learn more.

 | FORD **CREDIT**